Exhibit 18.1

May 8, 2018

National CineMedia, Inc.

9110 East Nichols Avenue Suite 200

Centennial, Colorado 80112

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 29, 2018, of the facts relating to the change in the Company’s method of accounting for its payable to founding members under the tax receivable agreement from fair value to an undiscounted amount. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of National CineMedia, Inc., that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of National CineMedia, Inc. as of any date or for any period subsequent to December 28, 2018. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the National CineMedia, Inc. or on the financial position, results of operations, or cash flows of National CineMedia, Inc. as of any date or for any period subsequent to December 28, 2017.

Yours truly,

/s/ Deloitte & Touche LLP